UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

VERANO HOLDINGS CORP.

(Name of Issuer)

Class A subordinate voting shares

(Title of Class of Securities)

92338D101

(CUSIP Number)

George Archos

Chief Executive Officer

415 North Dearborn 4th Floor

Chicago, Illinois 60654

(312) 265-0730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 92338D101	13D	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS George Archos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,369,849 (1)
	8	SHARED VOTING POWER 15,205,752
	9	SOLE DISPOSITIVE POWER 42,369,849 (1)
	10	SHARED DISPOSITIVE POWER 15,205,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,575,601 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (1), (2)
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1) Includes (i) 4,421 Class A Subordinate Voting Shares of the Issuer (“Subordinate Voting Shares”) underlying stock options granted to Mr. Archos under the Verano Holdings Corp. Stock and Incentive Plan (the “Plan”) on February 18, 2021, which are currently exercisable or will become exercisable on August 18, 2022 and (ii) 200,934 Subordinate Voting Shares underlying restricted stock units granted to Mr. Archos under the Plan on February 18, 2021 which will vest on August 18, 2022. Each stock option is exercisable for Class B Proportionate Voting Shares at an exercise price of $2,366 ($3,060 Canadian dollars per Class B Proportionate Voting Share) and each restricted stock unit reflects a contingent right to receive one Class B Proportionate Voting Share. Each issued and outstanding Class B Proportionate Voting Share is convertible into 100 Subordinate Voting Shares, in accordance with the terms of the Class B Proportionate Voting Shares. Share amounts herein assume conversion of all Class B Proportionate Voting Shares underlying such equity awards into Subordinate Voting Shares at the conversion rate of 100 to one.

(2) The percentage is calculated based on an aggregate of 305,239,450 Subordinate Voting Shares outstanding (consisting of (i) 305,034,095 Subordinate Voting Shares outstanding as of March 25, 2022, as reported in the Issuer’s Amendment No. 1 to Form 10, filed on June 17, 2022, (ii) 4,421 Subordinate Voting Shares underlying the stock options granted to Mr. Archos and (iii) 200,934 Subordinate Voting Shares underlying the restricted stock options granted to Mr. Archos).

CUSIP NO. 92338D101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS 3PLGK, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,205,752
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,205,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,205,752
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

(1) The percentage is calculated based on an aggregate of 305,034,095 Subordinate Voting Shares outstanding as of March 25, 2022, as reported in the Issuer’s Amendment No. 1 to Form 10, filed on June 17, 2022.

CUSIP NO. 92338D101	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Archos Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,420,790
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,420,790
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,420,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

(1) The percentage is calculated based on an aggregate of 305,034,095 Subordinate Voting Shares outstanding as of March 25, 2022, as reported in the Issuer’s Amendment No. 1 to Form 10, filed on June 17, 2022.

CUSIP NO. 92338D101	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Copperstone Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,225,852
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,225,852
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,225,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

(1) The percentage is calculated based on an aggregate of 305,034,095 Subordinate Voting Shares outstanding as of March 25, 2022, as reported in the Issuer’s Amendment No. 1 to Form 10, filed on June 17, 2022.

CUSIP NO. 92338D101	13D	Page 5 of 6 Pages

1	NAME OF REPORTING PERSONS GP Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,154,606
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,154,606
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,154,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

(1) The percentage is calculated based on an aggregate of 305,034,095 Subordinate Voting Shares outstanding as of March 25, 2022, as reported in the Issuer’s Amendment No. 1 to Form 10, filed on June 17, 2022.

CUSIP NO. 92338D101	13D	Page 6 of 6 Pages

1	NAME OF REPORTING PERSONS The George P. Archos Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,899,180
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,899,180
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,899,180
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

(1) The percentage is calculated based on an aggregate of 305,034,095 Subordinate Voting Shares outstanding as of March 25, 2022, as reported in the Issuer’s Amendment No. 1 to Form 10, filed on June 17, 2022.

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of George Archos, 3PLGK, LLC, an Illinois limited liability company (“3PLGK”), Archos Capital Group, LLC, an Illinois limited liability company (“Archos Capital”), Copperstone Trust, an Illinois trust, GP Management Group, LLC, an Illinois limited liability company (“GP Management”) and The George P. Archos Irrevocable Trust, an Illinois trust (the “Trust”).

George Archos is the majority member of 3PLGK, the member of Archos Capital, the settlor and trustee of Copperstone Trust, the manager of GP Management and the grantor of the Trust.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to Class A subordinate voting shares, of Verano Holdings Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 415 North Dearborn, 4th Floor, Chicago Illinois 60654.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) George Archos, (ii) 3PLGK, (iii) Archos Capital, (iv) Copperstone Trust, (v) GP Management and (vi) the Trust.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of George Archos is 415 North Dearborn Street, 4th Floor, Chicago, Illinois 60654. The address of the principal business office of each of 3PLGK, Archos Capital, Copperstone Trust and GP Management is c/o Mr. George Archos, 415 North Dearborn Street, 4th Floor, Chicago, Illinois 60654. The address of the principal business office of the Trust is 1504 N. Highland Ave., Arlington Heights, Illinois 60004.

(c) The principal business of 3PLGK, an Illinois limited liability company, is the making and holding of investments. The principal business of Archos Capital, an Illinois limited liability company, is the making and holding of investments. The principal business of Copperstone Trust, an Illinois trust, is the holding and management of trust assets. The principal business of GP Management, an Illinois limited liability company, is the making and holding of investments. The principal business of the Trust, an Illinois trust is the holding and management of trust assets.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of any Reporting Person, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of any Reporting Person, was not a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Mr. Archos is a United States citizen. 3PLGK, Archos Capital, Copperstone Trust, GP Management and the Trust are Illinois entities.

Item 3.	Source and Amount of Funds.

Effective upon the effectiveness of the Issuer’s registration statement on Form 10 on June 25, 2022, the Reporting Persons, as pre-existing shareholders of the Issuer, beneficially owned an aggregate of 57,575,601 Subordinate Voting Shares.

The information in Item 5(c) is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) As of June 30, 2022, (i) Mr. Archos may be deemed to beneficially own 57,575,601 shares of Subordinate Voting Shares, which represents approximately 18.9% of the outstanding Subordinate Voting Shares (including Subordinate Voting Shares underlying equity awards exercisable or vesting within 60 days of June 30, 2022), (ii) 3PLGK may be deemed to beneficially own 15,205,752 shares of Subordinate Voting Shares, which represents approximately 5.0% of the outstanding Subordinate Voting Shares, (iii) Archos Capital may be deemed to beneficially own 4,420,790 shares of Subordinate Voting Shares, which represents approximately 1.4% of the outstanding Subordinate Voting Shares, (iv) Copperstone Trust may be deemed to beneficially own 22,225,852 shares of Subordinate Voting Shares, which represents approximately 7.3% of the outstanding Subordinate Voting Shares, (v) GP Management may be deemed to beneficially own 10,154,606 shares of Subordinate Voting Shares, which represents approximately 3.3% of the outstanding Subordinate Voting Shares and (vi) the Trust may be deemed to beneficially own 4,899,180 shares of Subordinate Voting Shares, which represents approximately 1.6% of the outstanding Subordinate Voting Shares.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
George Archos.	42,369,849	15,205,752	42,369,849	15,205,752
3PLGK, LLC	0	15,205,752	0	15,205,752
Archos Capital Group, LLC	4,420,790	0	4,420,790	0
Copperstone Trust	22,225,852	0	22,225,852	0
GP Management Group, LLC	10,154,606	0	10,154,606	0
The George P. Archos Irrevocable Trust	4,899,180	0	4,899,180	0

(c) Mr. Archos is the co-founder of Verano Holdings, LLC, a predecessor of the Issuer’s business operations. On February 11, 2021, following a series of transactions, the Issuer became a British Columbia public reporting company and Verano Holdings, LLC and its subsidiaries became subsidiaries of the Issuer. In connection with such transaction, the membership interests in Verano Holdings, LLC held by each of the Reporting Persons were exchanged for Subordinate Voting Shares. Mr. Archos is the current Chairman and Chief Executive Officer of the Issuer and has received grants of equity awards under the Plan in connection with his employment with the Issuer. No transactions in Subordinate Voting Shares by the Reporting Persons have occurred in the last sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subordinate Voting Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

George Archos, Copperstone Trust, Archos Capital and GP Management, as co-borrowers, entered into a loan and security agreement with Chicago Atlantic Admin, LLC, as administrative agent, and Chicago Atlantic Credit Company, LLC and Chicago Atlantic Credit Opportunities, LLC, as lenders (the “Loan Agreement”). Pursuant to the Loan Agreement, the co-borrowers received an aggregate loan of $35,000,000. The loan accrues interest through the maturity date of December 31, 2022, subject to an election of the co-borrowers to extend. As collateral for the loan, the lenders have a blanket lien on all assets granted by the co-borrowers, but the lenders have perfected only on the Subordinate Voting Shares held by the co-borrowers.

Pursuant to loan and security agreements in substantially the same form as the Loan Agreement, George Archos has loaned (a) an aggregate of $5,000,000 to Anthony L. Marscico, Michele T. Marsico 2020 Gift Trust, and AM MD Investment Group, LLC and (b) $5,000,000 to Samuel B. Dorf. As collateral for these loans, George Archos has a blanket lien on all assets granted by the respective borrowers, but Mr. Archos has perfected only his lien on the Subordinate Voting Shares held by these borrowers.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated July 6, 2022 by and among George Archos, 3PLGK, LLC, Archos Capital Group, LLC, Copperstone Trust, GP Management Group, LLC and The George P. Archos Irrevocable Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2022

/s/ George Archos
George Archos

3PLGK, LLC

By:	/s/ George Archos
Name:	George Archos
Title:	Member

ARCHOS CAPITAL GROUP, LLC

By:	/s/ George Archos
Name:	George Archos
Title:	Member

COPPERSTONE TRUST

By:	/s/ George Archos
Name:	George Archos
Title:	Trustee

GP MANAGEMENT GROUP, LLC

By:	/s/ George Archos
Name:	George Archos
Title:	Manager

THE GEORGE P. ARCHOS IRREVOCABLE TRUST

By:	/s/ George Archos
Name:	George Archos
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated July 6, 2022 by and among George Archos, 3PLGK, LLC, Archos Capital Group, LLC, Copperstone Trust, GP Management Group, LLC and The George P. Archos Irrevocable Trust.